                                    APPENDIX
                                    --------


  P I P 1994
  ----------

  1.   Participating Units and Responsibility for Administration

       Corporate (including President, CFO and Division Managers)     President
       Measuring Systems (MS)                                         R. F. Paolino
       Precision Measuring Instruments (PMI)                          A. Aparicio
       Custom Metrology (CM)                                          J. Cooke
       Technicomp                                                     C. A. Junkunc


  2.   Weight of Factors (WOF) by Class of Participant


                                                     CEO   CFO   P-1   P-2   P-3
                                                     ----  ----  ----  ----  ----

       Factor 1 :    Corporate NI                     30%   30%   15%   10%   10%
       Factor 2 :    PU EBT                          --    --     25%   25%   25%
       Factor 3 :    Corporate Cash Flow              30%   30%   15%   10%   10%
       Factor 4 :    PU Operating Cash Flow          --    --     25%   25%   25%
       Factor 5 :    Individual Objectives            20%   20%   20%   30%   30%
       Factor 6 :    Discretion of Salary Committee   20%   20%  --    --    --

  3. Participants Planned Bonus (PB) for Achieving AOP Objectives (in percent of base salary)

       40%  President & CEO (P level)
       30%  CFO and P-1 level (after initial year)
       20% P-1 level (first year) and selected P-2 level participants 15% P-2 level participants not selected above
       10%  P-3 level participants


  4.   Maximum Total Pay-out

       The maximum total pay-outs in percent of January 1 Plan Year base salary are limited as follows:

                       CEO                   60%
                       CFO, Div. Mgrs.       60%
                       P-1                   40%
                       P-2                   30%
                       P-3                   20%